FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Gould Edward O.	2. Issuer Name and Ticker or Trading Symbol eCollege.com (ECLG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _ _ Director _ _ 10% Owner _X_ Officer (give title below) ___ Other (specify below) VP, Academic and Government Affairs
(Last) (First) (Middle) 4900 South Monaco Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/02
(Street) Denver, Colorado 80237		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number	(Over) SEC 2270 (3-99)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Incentive Stock Option (Right to Buy)	$2.75	1/31/02		A	30,000		(1)	1/30/12	Common Stock	30,000	$2.75	30,000	D
Incentive Stock Option (Right to Buy)	$3.75	7/18/02		A	2,500		(2)	7/17/12	Common Stock	2,500	$3.75	2,500	D

Explanation of Responses:
    (1)  This Incentive stock option was granted on January 31, 2002 and vests one-third after one year and monthly thereafter three (3) years from date of grant.
    (2)  This Incentive stock option was granted on July 18, 2002 and vests one-third after one year and monthly thereafter three (3) years from date of grant.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Edward O. Gould **Signature of Reporting Person	February 14, 2003 Date
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